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SECU ... MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC: RECEIVED MAY 28 2004 WASH. PROCESSING SECTION

SEC FILE NUMBER

8- 51049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __April 1, 2003__ AND ENDING __March 31, 2004__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Morgan Investment Management Inc.*

OFFICIAL USE ONLY	
FIRM I.D. NO.	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12520 High Bluff Drive, Suite 150

(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Morgan, President   (858) 793-2500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rushall, Reital & Randall

(Name – *if individual, state last, first, middle name*)

400 S. Sierra Avenue, Suite 200, Solana Beach	CA	92075
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 06 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John Morgan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Morgan Investment Management, Inc.__ , as of __March 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(signature)

_____
Signature

President
Title

(signature)
_____
Notary Public

> SAMUEL O. FLORES
> Commission # 1332699
> Notary Public - California
> San Diego County
> My Comm. Expires Dec 1, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN INVESTMENT MANAGEMENT, INC.

March 31, 2004 and 2003

CONTENTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
Morgan Investment Management, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Morgan Investment Management, Inc. as of March 31, 2004 and 2003 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the fiscal years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Investment Management, Inc. as of March 31, 2004 and 2003, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall Reital & Randall

May 13, 2004

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF FINANCIAL CONDITION

March 31, 2004 and 2003

ASSETS

	2004	2003
Current assets		
Cash and cash equivalents	$ 6,456	$ 3,786
Marketable securities	25,117	25,500
Commissions receivable	1,492	858
Prepaid expenses	1,421	361
Loans to stockholder	0	10,601
	34,486	41,106
Furniture and equipment		
Equipment	16,390	12,510
Furniture and fixtures	1,215	1,215
Less: accumulated depreciation	(17,528)	(13,447)
	77	278
	$ 34,563	$ 41,384

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Current liabilities		
Accounts payable and accrued expenses	$ 765	$ 7,011
Income tax payable	0	1,248
Loans from stockholder	2,799	0
	3,564	8,259
Stockholder's equity		
Common stock, $1 par value; 100 shares authorized, issued and outstanding	100	100
Additional paid in capital	29,900	29,900
Retained earnings	999	3,125
	30,999	33,125
	$ 34,563	$ 41,384

See accompanying notes to financial statements.

4

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF OPERATIONS

Fiscal Years Ended March 31, 2004 and 2003

	2004	2003
Commissions earned	$ 33,300	$ 41,070
Interest and dividends earned	26,993	24,842
Realized loss on marketable securities	0	(2,918)
Unrealized (loss) gain on marketable securities	(383)	2,504
	59,910	65,498
Other administrative expenses	30,131	29,961
Occupancy and equipment rental	10,398	9,714
Brokerage and exchange fees	3,963	4,918
Communications	5,367	5,832
Depreciation expense	4,081	2,470
Insurance	1,680	4,744
Professional and other fees	5,580	7,240
	61,200	64,879
Net operating (loss) income	(1,290)	619
Interest expense	(36)	0
(Loss) income before taxes	(1,326)	619
Income tax expense		
Current	800	2,035
Net loss	$ (2,126)	$ (1,416)

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS

Fiscal Years Ended March 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net loss	$ (2,126)	$ (1,416)
Adjustments to reconcile net loss		
to net cash provided by operating activities:		
Depreciation	4,081	2,470
Realized loss on marketable securities	0	2,918
Unrealized loss (gain) on marketable securities	383	(2,504)
(Increase) decrease in assets:		
Commissions receivable	(634)	5,915
Loans to stockholder	10,601	(10,601)
Prepaid expenses	(1,060)	1,084
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(6,246)	5,587
Bank overdraft	0	(26)
Loans from stockholder	2,799	0
Income tax payable	(1,248)	848
Net cash provided by operating activities	6,550	4,275
Cash flows from investing activities:		
Purchase of securities	0	(25,418)
Sale of securities	0	14,984
Reinvestment of dividends	0	(260)
Purchase of equipment	(3,880)	(1,904)
Net cash used by investing activities	(3,880)	(12,598)
Net increase (decrease) in cash and cash equivalents	2,670	(8,323)
Beginning cash and cash equivalents	3,786	12,109
Ending cash and cash equivalents	$ 6,456	$ 3,786

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2004	2003
Income taxes paid	$ 2,048	$ 1,200
Interest paid	$ 36	$ 0

See accompanying notes to financial statements.

6

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Fiscal Years Ended March 31, 2004 and 2003

	Number of Common Shares Outstanding		Common Stock		Additional Paid in Capital		Retained Earnings		Total
Balance at March 31, 2002	100	$	100	$	29,900	$	4,541	$	34,541
Net loss	0		0		0		(1,416)		(1,416)
Balance at March 31, 2003	100		100		29,900		3,125		33,125
Net loss	0		0		0		(2,126)		(2,126)
Balance at March 31, 2004	100	$	100	$	29,900	$	999	$	30,999

See accompanying notes to financial statements.

There were no liabilities subordinated to the claim of general creditors as of March 31, 2004 and 2003.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Morgan Investment Management, Inc. was formed in 1998 and is a licensed securities broker-dealer under the jurisdiction of the NASD (National Association of Securities Dealers, Inc.). The Company sells to their clients different investments which are called products. Each product generates a commission to the Company based on the sales. Most of the Company's clients are located in the Southern California area.

The majority of commissions receivable as of March 31, 2004 and 2003 are due from Wedbush Morgan Securities.

Cash and cash equivalents

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents at March 31, 2004 are invested principally in money market accounts.

Marketable securities

Marketable securities are carried at fair value in accordance with Statement of Financial Accounting Standard No. 115. All of the securities are classified as trading securities. Realized gains and losses on securities are determined by using the average cost method.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes are not recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes because the amount is insignificant.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

9

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2004 and 2003, the Company had net capital of $25,733 and $18,160, respectively, and a net capital requirement of $5,000 for the fiscal years ended March 31, 2004 and 2003.

NOTE C: SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE D: CLEARING AGREEMENT

The Company entered into an agreement in July of 1998 with Wedbush Morgan Securities whereby all security transactions are cleared through Wedbush Morgan Securities.

NOTE E: LEASE COMMITMENTS

The lease on the Company's premises was made in the stockholder's name.

Total rent expense aggregated $10,398 and $9,714 for the fiscal years ended March 31, 2004 and 2003, respectively.

NOTE F: INCOME TAXES

The provision for income taxes at March 31, 2004 and 2003 is as follows:

	2004	2003
Federal	$ 0	$ 1,235
State	800	800
	$ 800	$ 2,035

NOTE G: RELATED PARTY TRANSACTIONS

The Company has an unsecured loan payable of $ 2,799 from the stockholder at March 31, 2004. The non-interest bearing loan is due on demand.

MORGAN INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Years Ended March 31, 2004 and 2003

	2004	2003
Total stockholder's equity	$ 30,999	$ 33,125
Deduct stockholder's equity not allowable	0	0
Total shareholder's equity qualified for net capital	30,999	33,125
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	0	0
Total non-allowable assets	1,498	11,240
Net capital before haircuts on securities positions	29,501	21,885
Less haircuts on securities	(3,768)	(3,725)
Net capital	$ 25,733	$ 18,160

See accompanying notes to financial statements.

11

MORGAN INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

Year Ended March 31, 2004

Minimum net capital requirement (6.67% of current liabilities)	$ 238	
Minimum dollar net capital required	5,000	
Net capital requirement - (the larger of the required net capital)		$ 5,000
Net capital for fiscal year ended March 31, 2004	25,733	
Net capital requirement	5,000	
Excess net capital	$ 20,733	
Excess net capital at 1000% (less 10% of total aggregate indebtedness)		$ 25,377

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 3,564
Total aggregate indebtedness	$ 3,564
Ratio: Aggregate indebtedness to net capital	0.14

See accompanying notes to financial statements.

12

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 03/31/04	Audited Report 03/31/04	Difference
Total stockholder's equity	$ 38,186	$ 30,999	$ 7,187
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	38,186	30,999	7,187
Total non-allowable liabilities	0	0	0
Total non-allowable assets	5,121	1,498	(3,623)
Net capital before haircuts on securities positions	33,065	29,501	3,564
Haircuts on securities	(3,768)	(3,768)	0
Net capital	$ 29,297	$ 25,733	$ 3,564

Schedule A - Reconciliation of stockholder's equity

Net income per unaudited statement	$ 5,061
Increase in commission income	3,963
Increase in accounting expenses	(600)
Increase in brokerage charges	(3,963)
Increase in rent	(2,554)
Decrease in insurance expense	138
Increase in regulatory fees	(90)
Increase in depreciation	(4,081)
Net income, audited report	(2,126)
Capital stock	100
Additional paid in capital	29,900
Retained earnings, March 31, 2003	3,125
Total stockholder's equity	$ 30,999

See accompanying notes to financial statements.

	Dealer's Unaudited Report 3/31/2004	Audited Report 3/31/2004	Difference
Schedule B - Reconciliation of non-allowable liabilities:			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Property and equipment - net	4,159	77	(4,082)
Loans to stockholder	601	0	(601)
Prepaid expense	361	1,421	1,060
Total non-allowable assets	$ 5,121	$ 1,498	$ (3,623)

Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3

Minimum net capital requirement (6.67% of current liabilities)	$ 0	$ 238	$ 238
Minimum dollar net capital required	5,000	5,000	0
Net capital requirement	$ 5,000	$ 5,000	$ 0
Net capital for year ended to March 31, 2004	$ 29,297	$ 25,733	$ 3,564
Net capital requirement	5,000	5,000	0
Excess net capital	$ 24,297	$ 20,733	$ 3,564

The difference of $3,564 is due to the difference of net income explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

See accompanying notes to financial statements.

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on
Internal Accounting Control

The Board of Directors
Morgan Investment Management, Inc.
San Diego, California

In planning and performing our audits of the financial statements and supplemental schedules of Morgan Investment Management, Inc. (the Company) for the fiscal years ended March 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13 .
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rushall Reital & Randall

May 13, 2004